Dreyfus TMT Opportunities Fund, Inc.
c/o BNY Mellon Investment Adviser, Inc.
240 Greenwich Street
New York, New York 10286

June 27, 2019

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Sally Samuel

Re:	Dreyfus TMT Opportunities Fund, Inc. (File Nos. 333-198705; 811-22996)

Request for Withdrawal of Registration Statement

Ladies and Gentlemen:

Dreyfus TMT Opportunities Fund, Inc. (the "Registrant") respectfully requests that its Registration Statement on Form N-2, including all exhibits thereto (collectively, the "Registration Statement"), be withdrawn pursuant to Rule 477 under the Securities Act of 1933, as amended (the "1933 Act"). The Registration Statement originally was filed with the Securities and Exchange Commission (the "Commission") on September 12, 2014 (SEC Accession No. 0000899681-14-000666).

The Registrant is requesting withdrawal of the Registration Statement because it has determined not to proceed with the offering described in the Registration Statement. The Registration Statement has not been declared effective pursuant to Section 8(a) of the 1933 Act by the Commission, and no securities have been sold in connection with the offering described in the Registration Statement.

In addition, the Registrant intends to deregister under the Investment Company Act of 1940, as amended, and will be filing with the Commission an Application for Deregistration on Form N-8F.

Please direct any questions regarding this matter to Brad A. Green (212.969.3359; bgreen@proskauer.com) or Nicole M. Runyan (212.969.3361; nrunyan@proskauer.com) of Proskauer Rose LLP, counsel to the Registrant.

Very truly yours,

/s/ Jeff S. Prusnofsky_

Jeff S. Prusnofsky

President and Sole Director